

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2015

<u>Via E-mail</u>
Blake M. Patterson, M.D.
President and Chief Executive Officer
Cerecor Inc.
400 E. Pratt Street, Suite 606
Baltimore, Maryland 21202

> **Re: Cerecor Inc.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2015**
> **File No. 333-204905**

Dear Dr. Patterson:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment is applicable to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Risk Factors</u>
<u>Risks Related to this Offering and Ownership of Our Common Stock, page 52</u>

1. We note that your amended and restated certificate of incorporation includes a provision requiring that the Court of Chancery in the State of Delaware be the sole and exclusive forum for various stockholder litigation matters. Please revise your risk factor discussion to include a separate risk factor noting the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Brunhofer at (202) 551-3613 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Joanne R. Soslow, Esq.
    Kevin S. Shmelzer, Esq.
    Morgan, Lewis & Bockius LLP
    1701 Market Street
    Philadelphia, PA 19103